                                                                    EXHIBIT 12.1

                             PAINE WEBBER GROUP INC.
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                            (In thousands of dollars)

                                          Six Months                         Years Ended December 31,
                                         Ended June 30,  -----------------------------------------------------------------------
                                              1997 *         1996 *        1995           1994          1993           1992
                                              ------         ------        ----           ----          ----           ----
Income before taxes                        $  303,321    $  558,999    $  102,677    $   44,385        407,576       $339,115
                                           ----------    ----------    ----------    ----------        -------       --------


Preferred stock dividends                      22,619        43,712        36,260         1,710          5,828         27,789
                                           ----------    ----------    ----------    ----------        -------       --------

Fixed charges:

  Interest                                  1,186,686     1,971,788     1,969,811     1,428,653      1,130,712        879,242

  Interest factor in rents                     28,313        54,537        59,491        51,102         50,133         45,962
                                           ----------    ----------    ----------    ----------        -------       --------

  Total fixed charges                       1,214,999     2,026,325     2,029,302     1,479,755      1,180,845        925,204
                                           ----------    ----------    ----------    ----------        -------       --------

Total fixed charges and preferred
  stock dividends                           1,237,618     2,070,037     2,065,562     1,481,465      1,186,673        952,993
                                           ----------    ----------    ----------    ----------        -------       --------

Income before taxes and fixed charges      $1,518,320    $2,585,324    $2,131,979    $1,524,140     $1,588,421     $1,264,319
                                           ==========    ===========   ===========   ===========    ==========     ==========


Ratio of earnings to fixed charges
  and preferred stock dividends                   1.2            1.2           1.0           1.0            1.3           1.3
                                          ===========     ==========    ==========   ===========    ============   ===========

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings, preferred trust securities and that portion of rental expense estimated to be representative of the interest factor.

* Income before taxes includes minority interest in wholly owned subsidiary trusts.